Exhibit 18
February 28, 2007
Selective Insurance Group, Inc.
Branchville, New Jersey
Ladies and Gentlemen:
     We have audited the consolidated balance sheets of Selective Insurance Group, Inc. (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows and for each of the years in the three-year period ended December 31, 2006, and have reported thereon under date of February 28, 2007. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2006. As stated in Note 2 to those consolidated financial statements, the Company changed its definition of cash equivalents for presentation in its statement of cash flows and states that the newly adopted accounting principle is preferable in the circumstances because short-term investments are in alignment with the way short-term investments are managed and are now included in investing activities in the statement of cash flows. In accordance with your request, we have reviewed and discussed with the Company’s management the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
     With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
     Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ KPMG LLP
New York, New York